Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com	212-983-3115 fax
www.mintz.com

September 6, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dorrie Yale and Mary Beth Breslin,
                    Office of Healthcare and Insurance

Re:	Orgenesis Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 9, 2018
File No. 001-38416

Ladies and Gentlemen:

               Orgenesis Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on August 9, 2018 (File No. 001-38416) (the “Preliminary Proxy Statement”). This letter, together with Amendment No. 1, sets forth the Company’s response to the comment contained in a letter from the staff of the Commission (the “Staff”), dated August 24, 2018 (the “Comment Letter”), relating to the Preliminary Proxy Statement. The response set forth herein is based upon information provided to Mintz Levin by the Company. Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in the Preliminary Proxy Statement. Page references in the responses set forth below are to pages in the clean copy of Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A Proposal No. 3, page 29

1.        Please expand your disclosure to discuss an estimate (or an estimated range) of the number of shares of your common stock that may be issued to GPP-II upon its exercise of the Stock Exchange Option, including the percentage of you that GPP-II would own. Also disclose any assumptions on which the estimate is based.

Response: The Company has added disclosures to pages 28-30 of Amendment No. 1 that discusses estimates of the number of shares of common stock that may be issued pursuant to the exercise of GPP-II’s Stock Exchange Option based on certain assumptions and has presented such information in tabular form.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 692-6732. Thank you for your assistance.

Very truly yours,

/s/ Jeffrey P. Schultz

Jeffrey P. Schultz

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